UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Greenlight Capital Re, Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.10
(Title of Class of Securities)

        G4095J109
(CUSIP Number)

Andrew Weinfeld, Esq.

Greenlight Capital, Inc.
140 East 45 Street

Floor 24

New York, NY 10017
                               (212) 973-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             May 30, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 10 Pages

Exhibit Index:  Page 8

1

CUSIP No. G4095J109	Page 2 of 10 Pages

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

DAVID EINHORN

2

Check the Appropriate Box If a Member of a Group (See Instructions)

a.

[  ]
b.

[  ]

3

SEC Use Only

4

Source of Funds (See Instructions)

PF

5

Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6

Citizenship or Place of Organization

United States citizen

	7	Sole Voting Power
Number of Shares		6,254,949
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,254,949
	10	Shared Dispositive Power
		0

11

Aggregate Amount Beneficially Owned by Each Reporting Person

6,254,949

12

Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13

Percent of Class Represented By Amount in Row (11)

18.1% of the aggregate issued and outstanding Class A ordinary shares and Class B ordinary shares of the Issuer;

100% of the issued and outstanding Class B ordinary shares of the Issuer

14

Type of Reporting Person (See Instructions)

IN

CUSIP No. G4095J109	Page 3 of 10 Pages

1

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

DAVID M. EINHORN 2007 GRAT

2

Check the Appropriate Box If a Member of a Group (See Instructions)

a.

[  ]
b.

[  ]

3

SEC Use Only

4

Source of Funds (See Instructions)

OO

5

Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6

Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		3,623,370
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,623,370
	10	Shared Dispositive Power
		0

11

Aggregate Amount Beneficially Owned by Each Reporting Person

3,623,370

12

Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13

Percent of Class Represented By Amount in Row (11)

10.5% of the aggregate issued and outstanding Class A ordinary shares and Class B ordinary shares of the Issuer;

57.9% of the Class B ordinary shares of the Issuer

14

Type of Reporting Person (See Instructions)

OO

CUSIP No. G4095J109	Page 4 of 10 Pages

Item 1.

Security and Issuer.

This Statement on Schedule 13D relates to the ownership of Greenlight Capital Re, Ltd. (the “Issuer”) Class B ordinary shares, par value $0.10 per share (the “Class B Shares”), which may in certain circumstances be converted on a one-for-one basis into Class A ordinary shares of the Issuer, par value $0.10 per share (the “Class A Shares”).  The address of the principal executive office of the Issuer is 802 West Bay Road, The Grand Pavilion, Grand Cayman, KY1-1205, Cayman Islands.

Item 2.

Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  David Einhorn, a United States citizen, and the David M. Einhorn 2007 GRAT (the “GRAT”), a grantor retained annuity trust organized under the laws of New York.

Mr. Einhorn is a founder and the president of Greenlight Capital, Inc., 140 East 45 Street, Floor 24, New York, NY 10017.  Mr. Einhorn is also the Chairman of the Board of Directors of the Issuer.  Mr. Einhorn is a United States citizen.

The trustee of the GRAT is David Einhorn.  The beneficiaries of the GRAT are The David M. Einhorn 2007 Family Trust and Cheryl Einhorn.  The principal address of the GRAT is 140 East 45th Street, 24th Floor, New York, NY 10017.

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Shares was approximately $86,233,700.

Item 4.

Purpose of Transaction.

As further described in Item 5(a)(i) below, the Reporting Persons acquired for investment purposes Class B Shares that may in certain circumstances be converted on a one-for-one basis into Class A Shares.  The purchases were made in the ordinary course of business, and, consistent with the investment purpose, the Reporting Persons may make, or cause, further acquisitions of Class B Shares or Class A Shares from time to time and may dispose of, or cause to be disposed, any or all of the Class B Shares or Class A Shares held by the Reporting Persons at any time.

The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment.  In connection with that evaluation, the Reporting Persons, in their individual capacities, may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.  As part of any such discussions, the Reporting Persons, in their

CUSIP No. G4095J109	Page 5 of 10 Pages

individual capacities, may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value, an increase or decrease in the size of the Issuer’s board of directors, the addition of independent members to the Issuer’s board of directors, a stock repurchase plan and change in the Issuer’s capital structure.

Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including: changes in the composition of the Issuer's board of directors or management, changes to the Issuer's certificate of incorporation or bylaws, restructuring the Issuer's capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any such matters.

By virtue of Mr. Einhorn’s position as Chairman of the Board of Directors of the Issuer, at any time and from time to time and in such capacity, he may consider one or more of the actions required to be described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)(i)

According to information provided by the Issuer in its registration statement filed with the Securities and Exchange Commission on May 24, 2007, as of May 24, 2007 there were 28,291,023 Class A Shares issued and outstanding. As of May 30, 2007 there were 6,254,949 Class B Shares issued and outstanding.  Mr. Einhorn may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) of 6,254,949 Class B Shares, which may in certain circumstances be converted on a one-for-one basis into 6,254,949 Class A Shares.  This number consists of (A) 2,631,579 Class B Shares held by Mr. Einhorn and (B) 3,623,370 Class B Shares held by the GRAT.  Such shares represent approximately 18.1% of the total number of Class A Shares and Class B Shares issued and outstanding as of the above dates and 100% of the total Class B Shares issued and outstanding as of May 30, 2007.  Generally, each Class B Share is entitled to ten votes per share. However, pursuant to the Issuer’s organizational documents, the total voting power of all Class B Shares is limited to 9.5% of the total voting power of all issued and outstanding Class A Shares and Class B Shares, voting together.

(ii)

The GRAT may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 3,623,370 Class B Shares, which may in certain circumstances be converted on a one-for-one basis into 3,623,370 Class A Shares.  This number consists of 3,623,370 Class B Shares.  Such shares represent approximately 10.5% of the total number of Class A Shares and Class B Shares issued and outstanding as of the above dates and 57.9% of the total Class B Shares issued and outstanding as of May 30, 2007.

(b)(i)

Mr. Einhorn may be deemed to have the sole power to direct the voting and disposition of the 6,254,949 Class B Shares beneficially owned by Mr. Einhorn as described above.

CUSIP No. G4095J109	Page 6 of 10 Pages

(ii)

Mr. Einhorn, by virtue of his position as trustee of the GRAT, may be deemed to have the sole power to direct the voting and disposition of the 3,623,370 Class B Shares beneficially owned by the GRAT as described above.

(c)

Except for the transactions listed on Exhibit B hereto, which were effected pursuant to private placements by the Issuer, there have been no transactions with respect to the Shares during the sixty (60) days prior to the date of this Statement on Schedule 13D by the Reporting Persons.

(d)

Not applicable

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated as of June 11, 2007, by and between David Einhorn and the David M. Einhorn 2007 GRAT.

Exhibit B – Schedule of transactions effected during the last 60 days.

CUSIP No. G4095J109	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007	DAVID EINHORN

/s/ David Einhorn

Date: June 11, 2007	DAVID M. EINHORN 2007 GRAT

Signature: /s/ David Einhorn
Name: David Einhorn
Title: Trustee

CUSIP No. G4095J109	Page 8 of 10 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of June 11, 2007, by and between David Einhorn and the David M. Einhorn 2007 GRAT	9
B.	Schedule of transactions effected during the last 60 days	10

CUSIP No. G4095J109	Page 9 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Greenlight Capital Re, Ltd., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 11, 2007	DAVID EINHORN

/s/ David Einhorn

Date: June 11, 2007	DAVID M. EINHORN 2007 GRAT

Signature: /s/ David Einhorn
Name: David Einhorn
Title: Trustee

CUSIP No. G4095J109	Page 10 of 10 Pages

Exhibit B

RECENT TRANSACTIONS IN THE SECURITIES OF
GREENLIGHT CAPITAL RE, LTD.

For the Account of	Date of Transaction	Nature of Transaction	Number of Class B Shares	Average Price
David M. Einhorn 2007 GRAT	4/20/2007	Acquisition	3,623,370	$0
David Einhorn	5/30/2007	Acquisition	2,631,579	$19

10